Catboat Coffee Inc.

ANNUAL REPORT

79 Beach Rd
Vineyard Haven, MA 02568
(347) 861-2881
www.catboatcoffee.com

This Annual Report is dated April 3, 2026.

BUSINESS

Business Overview

Catboat Coffee Co. is a specialty coffee shop located on Martha's Vineyard, rooted in Lebanese culinary tradition and focused on delivering exceptional customer experience. The company provides a unique blend of specialty coffee, Lebanese-inspired cuisine, and catering services, appealing to both locals and the Island's vibrant tourist community. Catboat Coffee Co. differentiates itself by prioritizing sustainability and zero-waste practices while fostering a sense of community and cultural appreciation. Menu offerings range from daily coffee and food selections to curated catering options for events, providing a versatile and inclusive dining experience.

Business Model

Catboat Coffee Co. operates a direct-to-consumer model with a primary focus on in-store purchases, catering services, and branded merchandise. The company sources its ingredients responsibly through partnerships with local farms, aligning with its commitment to sustainability and quality. A robust merchandising program features a trademarked logo and curated local products that resonate with the community. The target customer base includes Martha's Vineyard residents and tourists seeking authentic, high-quality, and eco-conscious dining experiences.

Corporate Structure

Catboat Coffee Co. operates as an independent entity anchored in its community-focused mission. The company's management team brings over 30 years of expertise in food and beverage operations, zero-waste practices, and marketing innovation, forming a solid foundation for scalability and operational excellence.

Intellectual Property

Catboat Coffee Co. owns a trademark for its logo and brand, ensuring the unique identity of its merchandise and marketing materials. The company also leverages proprietary recipes and operational techniques honed by its leadership team, which contribute to its distinctive menu and service approach.

Corporate History

Catboat Coffee Co. was founded in 2022 on Martha's Vineyard, Massachusetts, by a team of passionate leaders with diverse expertise in culinary arts, sustainability, and customer service. Since its inception, the company has established itself as a community hub, achieving consistent growth in foot traffic and sales while maintaining a strong commitment to environmental responsibility.

Catboat Coffee Inc. was initially organized as Catboat Coffee Co., a Massachusetts corporation on January 13, 2022. On December 9, 2024, the Company formed a new Delaware corporation, Catboat Coffee Inc. The Massachusetts entity is now a wholly owned subsidiary of Catboat Coffee Inc.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $30,445.00
Number of Securities Sold: 1,763
Use of proceeds: Working Capital.
Date: April 17, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 998,237
Use of proceeds: Total shares issued after stock split of the company
Date: December 04, 2024
Offering exemption relied upon: stock split

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 (construction year) was $0 compared to $623,085 in fiscal year 2023.

2022 was the year we were doing construction and we officially opened in March 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to$ 232,949 in fiscal year 2023.

Gross Margins

Gross margins for fiscal year 2022 were $0. compared to $390,136 in fiscal 2023.

Expenses

Expenses for fiscal year 2022 were $72,304 compared to $464,432 in fiscal year 2023.

Year 2022 was construction year and we did not do any sales, in 2023 we started training employees and we launched in March of 2023.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that the historical cash flows will be indicative of expected revenue because our strategies have been working in driving year over year growth. We have had "wall to wall sales YTD in 2024" with an average sale of $786/SQFt. However, historical cash flows will not be indicative of cash flows expected for the future because we have been in growth mode and have been expanding our offerings.

Past cash was primarily generated through sales, equity investments, revenues from alternative services such as catering, and an SBA loan. Our goal is to expand to non-seasonal locations with higher foot traffic, which will strengthen our purchasing power, inventory management, and contract negotiation - leading to better margins and increased cash flow.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 155000.

Debt

Creditor: Loans Payable
Outstanding balance: $453,343.00
Interest rate: 2.25%
Material terms: On January 31, 2022, the Company entered into a loan agreement with Northern Bank for a maximum loan amount of $500,000 with an interest rate floating at the WSJ Prime Rate + 2.25% with calendar quarterly adjustments. The loan has a maturity date on May 30, 2032. This loan is secured by the Company's business property including but not limited to all accounts, inventory, equipment, general intangibles, investment property, financial assets, documents, instruments, deposit accounts, letter of credit rights, and chattel paper and all products and proceeds of the foregoing. The second collateral is the pledge of ownership interests. And lastly, second mortgage on the property located at 9 West Broadway, Unit 112, Boston, Massachusetts.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Naji Boustany

 Naji Boustany's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: President, Chief Executive Officer, Board Member, Operational Wizard & Culinary Director
• Dates of Service: January 2022 — Present
• Responsibilities: Naji is responsible for setting the overall strategic vision, leading day-to-day operations, and driving growth initiatives. Naji works closely with the leadership team to execute business goals, cultivate key

partnerships, and ensure the company's long-term success and profitability. Naji receives an annual salary of $39,000 and holds 35.37% equity in the Company.

Other business experience in the past three years:

• Employer: Island Grown Initiative
Title: Business and Operations Director
Dates of Service: September 2021 — April 2024
Responsibilities: Naji joined the organization to work on strategic development, improve operational excellence, improve Business Process Improvement, work with the team on problem solving to help improve the efficiency of the organization, and manage financial oversight.

Name: Meredith Leigh Danberg-Ficarelli

 Meredith Leigh Danberg-Ficarelli's current primary role is with Win Win Tech Inc. DBA WA+TS (Waste Administration + Tracking Software). Meredith Leigh Danberg-Ficarelli currently services approximately 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Secretary, Co-Owner, and Zero-Waste Expert
• Dates of Service: September 2021 — Present
• Responsibilities: Meredith brings sustainability expertise and entrepreneurial support to the team by building agendas, leading board meetings, and pushing initiatives forward from behind the scenes. Meredith does not receive an annual salary and holds 13.75% equity in the Company.

Other business experience in the past three years:

• Employer: Win Win Tech Inc. DBA WA+TS (Waste Administration + Tracking Software)
Title: Co-Founder & Chief Executive Officer
Dates of Service: June 2022 — Present
Responsibilities: Meredith is responsible for fundraising, sales, marketing, business development, and strategy.

Name: Alexander John Ficarelli-Danberg

 Alexander John Ficarelli-Danberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer, Chief Operations Officer, Customer Service Captain
• Dates of Service: May 2021 — Present
• Responsibilities: Alexander goes wherever Catboat needs him. From opening shifts, making lattes for early morning nurses from the nearby hospital, to plating beautiful dishes at upscale dinner parties, and encouraging our team to reach sales goals. Alexander is constantly looking for ways to improve Catboat Coffee's operations and offerings. Alexander receives an annual salary of $25,000, and holds 19.65% equity in the Company. constantly looking for ways to improve their operations and offerings. Alexander does not receive an annual salary and holds 20% equity in the Company.

Other business experience in the past three years:

• Employer: Chappaquiddick Wood Company
Title: Woodworker and Wholesale Account Manager
Dates of Service: July 2020 — February 2024
Responsibilities: Alexander turned trees into fine woodwork pieces, from milling wood all the way down to fine sanding. Alexander's role also included outreach to sell bowls, cutting boards, and other offerings locally and around the country.

Name: Morgen Frances Schroeder

 Morgen Frances Schroeder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Marketing Officer and Social Media Maven
• Dates of Service: September 2021 — Present
• Responsibilities: Morgen is responsible for all strategic and tactical marketing efforts including social media management, email marketing, SMS marketing, and print publications. Morgen manages public relations within the community and applicable trade organizations and works in tandem with external design partners to ensure brand consistency across all platforms. Morgen receives an annual salary of $5,000 and holds 17.65%shares in the existing Company.

Other business experience in the past three years:

• Employer: Martha's Vineyard Commission

Title: Climate Change Communications Specialist
Dates of Service: May 2024 — Present
Responsibilities: Morgen is responsible for developing and implementing a two-year climate change communications campaign to raise awareness, inspire community action, and build a foundation for an on-going climate change communications presence.

Name: Andrew Victor Danberg-Ficarelli

 Andrew Victor Danberg-Ficarelli's current primary role is with Boylston Street Dental Group. Andrew Victor Danberg-Ficarelli currently services approximately 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chair of the Board and Outreach Explorer
• Dates of Service: January 2022 — Present
• Responsibilities: Andrew is a founding investor, offers strategic planning and operations review. Andrew does not receive an annual salary and holds 11.79% equity in the Company.

Other business experience in the past three years:

• Employer: Dental Associates of Walpole
Title: Pediatric Dentist
Dates of Service: July 2012 — July 2024
Responsibilities: Andrew is a board certified clinical care provider in private practice.
• Employer: Boylston Street Dental Group
Title: Pediatric Dentist
Dates of Service: January 2017 — Present
Responsibilities: Andrew is a board certified clinical care provider in private practice.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Naji Boustany
Amount and nature of Beneficial ownership: 356,480
Percent of class: 35.65%

RELATED PARTY TRANSACTIONS

Name of Entity: Crepidula Holdings LLC
Names of 20% owners: Shareholders
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Operating Lease
Material Terms: During the year ended December 31, 2023 and December 31, 2022, the Company maintained a lease agreement with Crepidula Holdings LLC, an entity owned by all stockholders of Catboat Coffee Co. Additional details of the lease are provided in Note 4. The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On April 1, 2022, the Company entered into a lease agreement with Crepidula Holdings LLC for a 1,086-square-foot commercial retail property located in Vineyard Haven, Massachusetts. The original term of the lease was for a period of 10 years commencing on April 1, 2022 and ending on April 1, 2032. Lease payments began on June 15, 2022.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 5,400,000
• Outstanding: 1,000,000
• Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
• Material Rights: Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock

or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information

annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is

an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our business. Delays or cost overruns in the development of our business and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been

accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this business is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Catboat Coffee Inc.

By /s/ *Naji Boustany*
Title: CEO AND PRESIDENT

By /s/ *Naji Boustany*
Name: Naji Boustany
Title: CEO AND PRESIDENT

By /s/ *Naji Boustany*
Name: Naji Boustany
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
Catboat Coffee Co.
As of December 31, 2025

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
Cash	0.00
Cash on hand	106.00
MV bank Checking	12,529.14
MV Bank Saving	313.85
Northern Bank Checking 9814	-8,374.39
Petty Cash	2,000.00
Total for Bank Accounts	**$6,574.60**
Accounts Receivable	
Accounts Receivable (A/R)	58.80
Total for Accounts Receivable	**$58.80**
Other Current Assets	
Inventory	5,893.26
Inventory Asset	698.82
Payments to deposit	29,445.15
U.S. savings bonds and investments	2,500.00
Total for Other Current Assets	**$38,537.23**
Total for Current Assets	**$45,170.63**
Fixed Assets	
Equipment	157,573.38
Furniture & fixtures	8,306.90
Improvements	2,271.71
Construction and Design	350,346.08
Total for Improvements	**$352,617.79**
Long-term office equipment	3,737.29
Total for Fixed Assets	**$522,235.36**
Other Assets	
Long-term loans to related parties	
Loan from Parent Company	-38,500.00
Total for Long-term loans to related parties	**-$38,500.00**
Total for Other Assets	**-$38,500.00**
Total for Assets	**$528,905.99**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	

Accounts Payable (A/P)	27,876.33
Total for Accounts Payable	**$27,876.33**
Credit Cards	
1266 Cap One	64,366.51
Business Gold Card (1002) - 6	19,836.96
CitiBusiness®/AAdvantage® Platinum Select® World Elite Mastercard® (1727) - 7	500.42
H CardChase (4823) - 4	7,353.01
Refund	0.05
Total for Credit Cards	**$92,056.95**
Other Current Liabilities	
Gift Card Outstanding	12,261.42
Lines of credit	-23,675.01
Massachusetts Department of Revenue Payable	6,158.67
Out Of Scope Agency Payable	0.00
Owner's Equity	20,119.00
Short-term business loans	57,000.00
Short-term loans from partners	5,000.00
Square Sales Tax Payable	-42,435.75
Square Tips	12,777.68
Total for Other Current Liabilities	**$47,206.01**
Total for Current Liabilities	**$167,139.29**
Long-term Liabilities	
Long-term business loans	358,882.01
Total for Long-term Liabilities	**$358,882.01**
Total for Liabilities	**$526,021.30**
Equity	
Founders Sweat Equity	1,473,555.00
Opening balance equity	-1,436,666.78
Partner distributions	100.01
Partner Investment mdfnb	100,000.00
Partner investments	30,495.00
Retained Earnings	-222,162.24
Net Income	57,563.70
Total for Equity	**$2,884.69**
Total for Liabilities and Equity	**$528,905.99**

Profit and Loss
Catboat Coffee Co.
January-December, 2025

Distribution account	Total
Income	
Channel discount	
Square discount	-26,000.00
Total for Channel discount	**-$26,000.00**
Channel sales	
Square sales	149,303.00
Total for Channel sales	**$149,303.00**
Discount Income	-3,453.80
Discounts given	-15,176.00
Sales (Catering)	13,722.29
Sales of Product Income	1,041,142.60
Square service charge	9.80
Total for Income	**$1,159,547.89**
Cost of Goods Sold	
Channel adjustments	
Square adjustments	-2,205.34
Total for Channel adjustments	**-$2,205.34**
Cost of Goods Sold	250,503.40
Freight in - COGS	7.80
Packaging	55,452.88
Total for Cost of Goods Sold	**$305,964.08**
Total for Cost of Goods Sold	**$303,758.74**
Gross Profit	**$855,789.15**
Expenses	
Advertising & marketing	32,206.00
Business licenses	256.19
Legal & Professional Fees	20.00
Total for Business licenses	**$276.19**
Charity and Donations	220.00
Cleaning	353.73
Commissions & fees	112.69
Contract labor	38,183.90
General business expenses	1,986.10
Bank fees & service charges	3,849.83
Memberships & subscriptions	1,506.00
Total for General business expenses	**$7,341.93**
Insurance	
Business insurance	3,680.19

Total for Insurance	**$3,680.19**
Interest paid	65,277.31
kitchen Supplies	169.47
Laundry	4,306.25
Legal & accounting services	850.00
Accounting fees	124.60
Legal fees	-4,680.00
Total for Legal & accounting services	**-$3,705.40**
Licenses held and Permits	1,339.89
Meals	517.46
Team meals	28.06
Total for Meals	**$545.52**
Merchandise	22,249.84
Office expenses	105.63
Software & apps	8,285.68
Total for Office expenses	**$8,391.31**
Payroll expenses	137.08
Employee benefits	2,369.44
Health insurance & accident plans	278.66
Workers' compensation insurance	1,585.04
Total for Employee benefits	**$4,233.14**
Payroll Fees	7,611.78
Payroll taxes	53,399.08
Salaries & wages	322,922.64
Total for Payroll expenses	**$388,303.72**
Prepaid expenses	-1.00
Property taxes	5,744.64
QuickBooks Payments Fees	1,629.58
Rent	62,300.00
Building & land rent	6,292.88
Total for Rent	**$68,592.88**
Repairs & maintenance	4,017.23
Rubbish	10,217.10
Square Fees	22,925.33
Supplies	3,282.76
Supplies & materials	3,014.61
Total for Supplies	**$6,297.37**
Taxes paid	5,670.35
Tips	75,594.00
Travel	260.50
Unapplied Cash Bill Payment Expense	1.00
Uncategorized Expense	1,050.67
Utilities	23,477.72

Electricity	1,239.87
Internet & TV services	3,023.73
Total for Utilities	**$27,741.32**
Total for Expenses	**$798,993.51**
Net Operating Income	**$56,795.64**
Other Income	
Credit card rewards	235.00
Interest earned	2.48
Other Square Income	-2.50
Total for Other Income	**$234.98**
Other Expenses	
Reconciliation Discrepancies	-533.04
Total for Other Expenses	**-$533.04**
Net Other Income	**$768.02**
Net Income	**$57,563.66**

Accrual Basis Thursday, March 12, 2026 02:13 PM GMTZ

Statement of Cash Flows

Catboat Coffee Co.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	157,563.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1266 Cap One	-9,146.44
Accounts Payable (A/P)	27,184.50
Accounts Receivable (A/R)	-58.80
Business Gold Card (1002) - 6	-3,307.51
CitiBusiness®/AAdvantage® Platinum Select® World Elite Mastercard® (1727) - 7	-5,085.96
Gift Card Outstanding	10,487.37
H CardChase (4823) - 4	-5,615.78
Lines of credit	-95,624.35
Massachusetts Department of Revenue Payable	5,913.43
Out Of Scope Agency Payable	0.00
Owner's Equity	-835.06
Refund	-1,392.04
Short-term business loans	-84,000.00
Square Sales Tax Payable	-48,033.73
Square Tips	12,777.68
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$196,736.69**
Net cash provided by operating activities	**-$39,172.99**
INVESTING ACTIVITIES	
Equipment	-825.56
Furniture & fixtures	-737.00
Long-term loans to related parties:Loan from Parent Company	38,500.00
Long-term office equipment	-278.85
Net cash provided by investing activities	**$36,658.59**
FINANCING ACTIVITIES	
Long-term business loans	-42,712.00
Opening balance equity	1,660.44
Partner distributions	0.00
Net cash provided by financing activities	**-$41,051.56**
NET CASH INCREASE FOR PERIOD	**-$43,565.96**
Cash at beginning of period	**$79,585.71**
CASH AT END OF PERIOD	**$36,019.75**

NOTE 1 – NATURE OF OPERATIONS

CATBOAT COFFEE INC. was formed on DECEMBER9, 2024 ("Inception") in the State of [_DE__]. The financial statements of CATBOAT COFFEE INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in MASSACHUSETTS, USA

Catboat Coffee Co. is a specialty coffee shop located on Martha's Vineyard, rooted in Lebanese culinary tradition and focused on delivering exceptional customer experience. The company provides a unique blend of specialty coffee, Lebanese-inspired cuisine, and catering services, appealing to both locals and the Island's vibrant tourist community. Catboat Coffee Co. differentiates itself by prioritizing sustainability and zero-waste practices while fostering a sense of community and cultural appreciation. Menu offerings range from daily coffee and food selections to curated catering options for events, providing a versatile and inclusive dining experience.

Business Model

Catboat Coffee Co. operates a direct-to-consumer model with a primary focus on in-store purchases, catering services, and branded merchandise. The company sources its ingredients responsibly through partnerships with local farms, aligning with its commitment to sustainability and quality. A robust merchandising program features a trademarked logo and curated local products that resonate with the community. The target customer base includes Martha's Vineyard residents and tourists seeking authentic, high-quality, and eco-conscious dining experiences.

Corporate Structure

Catboat Coffee Co. operates as an independent entity anchored in its community-focused mission. The company's management team brings over 30 years of expertise in food and beverage operations, zero-waste practices, and marketing innovation, forming a solid foundation for scalability and operational excellence.

Intellectual Property

Catboat Coffee Co. owns a trademark for its logo and brand, ensuring the unique identity of its merchandise and marketing materials. The company also leverages proprietary recipes and operational techniques honed by its leadership team, which contribute to its distinctive menu and service approach.

Corporate History

Catboat Coffee Co. was founded in 2022 on Martha's Vineyard, Massachusetts, by a team of passionate leaders with diverse expertise in culinary arts, sustainability, and customer service. Since its inception, the company has established itself as a community hub, achieving consistent growth in foot traffic and sales while maintaining a strong commitment to environmental responsibility.

Catboat Coffee Inc. was initially organized as Catboat Coffee Co., a Massachusetts corporation on January 13, 2022. On December 9, 2024, the Company formed a new Delaware corporation, Catboat Coffee Inc. The Massachusetts entity is now a wholly owned subsidiary of Catboat Coffee Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from SELLING coffee and food and other beverages when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and __MA_ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
reditor: Loans Payable
Amount Owed: $453,343.00
Interest Rate: 2.25%
Maturity Date: May 30, 2032
On January 31, 2022, the Company entered into a loan agreement with Northern Bank for a maximum loan amount of $500,000 with an interest rate floating at the WSJ Prime Rate + 2.25% with calendar quarterly adjustments. The loan has a maturity date on May 30, 2032. This loan is secured by the Company's business property including but not limited to all accounts, inventory, equipment, general intangibles, investment property, financial assets, documents, instruments, deposit accounts, letter of credit rights, and chattel paper and all products and proceeds of the foregoing. The second collateral is the pledge of ownership interests. And lastly, second mortgage on the property located at 9 West Broadway, Unit 112, Boston, Massachusetts.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of __5,400,000_ shares of our common stock with par value of $5__. As of December9, 2024 the company has currently issued __79,311__ shares of our common stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through [DATE NOTES ARE BEING PREPARED], [DATE], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, NAJI BOUSTANY the CEO of CATBOAT COFFEE CO hereby certify that the financial statements of CATBOAT COFFEE CO and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $_____; taxable income of $_____ and total tax of $_____.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

CATBOAT COFFEE CO has not yet filed its federal tax return for 2025."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the MARCH 12, 2026

NAJI BOUSTANY (Signature)

PRESIDENT/CEO (Title)

MARCH 12, 2026 (Date)